Health Discovery Corporation
2 East Bryan Street, Suite 601
Savannah, Georgia 31401

September 19, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20002

Attn:       Jay E. Ingram

Re:	Health Discovery Corporation
Amendment No. 2 to Registration Statement on Form S-1
Regis. No. 333-150878

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 5:00 p.m. on September 23, 2008 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HEALTH DISCOVERY CORPORATION

By:	/s/ Stephen D. Barnhill M.D.
Stephen D. Barnhill M.D.
Chief Executive Officer